Exhibit 99.2
THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	Notes	2009	2008	2009	2008
Revenues		3,293	3,133	6,424	4,973
Operating expenses	8	(2,452)	(2,432)	(4,819)	(3,851)
Depreciation		(113)	(112)	(242)	(167)
Amortization of computer software		(129)	(128)	(269)	(204)
Amortization of other intangible assets		(124)	(118)	(243)	(180)
Impairment of assets held for sale	10	-	(89)	-	(89)
Operating profit		475	254	851	482
Finance costs, net:
Net interest expense	11	(104)	(50)	(200)	(12)
Other finance costs	11	(34)	(44)	(57)	(72)
Income before tax and equity method investees		337	160	594	398
Share of post tax earnings in equity method investees		-	1	1	1
Tax expense	12	(14)	(1)	(83)	(46)
Earnings from continuing operations		323	160	512	353
Earnings (loss) from discontinued operations, net of tax	13	2	(6)	6	(4)
Net earnings		325	154	518	349
Earnings attributable to:
Common and ordinary shareholders		315	150	505	343
Non-controlling interests	21	10	4	13	6

Earnings per share attributable to common and ordinary shareholders:	14
Basic earnings per share:
From continuing operations		$0.38	$0.20	$0.60	$0.48
From discontinued operations		-	(0.01)	0.01	(0.01)
Basic earnings per share		$0.38	$0.19	$0.61	$0.47

Diluted earnings per share:
From continuing operations		$0.38	$0.20	$0.60	$0.48
From discontinued operations		-	(0.01)	-	(0.01)
Diluted earnings per share		$0.38	$0.19	$0.60	$0.47

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2009	2008	2009	2008
Net earnings		325	154	518	349
Other comprehensive income (loss):
Unrecognized net (loss) gain on cash flow hedges		(20)	49	(37)	(3)
Foreign currency translation adjustments to equity		917	(210)	591	(79)
Foreign currency translation adjustments to earnings		(6)	-	(14)	-
Actuarial losses on defined benefit pension plans, net of tax(1)		(54)	(241)	(14)	(264)
Other comprehensive income (loss)		837	(402)	526	(346)
Total comprehensive income (loss)		1,162	(248)	1,044	3

Comprehensive income (loss) for the period attributable to:
Common and ordinary shareholders		1,152	(252)	1,031	(3)
Non-controlling interests	21	10	4	13	6

(1)	The related tax amounts were ($22) and ($107) for the three months ended June 30, 2009 and 2008, respectively, and ($5) and ($114) for the six months ended June 30, 2009 and 2008, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

(millions of U.S. dollars)	Notes	June 30, 2009	December 31, 2008
ASSETS
Cash and cash equivalents		1,572	841
Trade and other receivables		1,746	1,818
Other financial assets	19	114	261
Prepaid expenses and other current assets	15	658	766
Current assets		4,090	3,686
Computer hardware and other property, net		1,508	1,556
Computer software, net		1,398	1,299
Other identifiable intangible assets, net		8,830	8,702
Goodwill		18,640	18,324
Other financial assets	19	322	286
Other non-current assets	16	634	627
Deferred tax		95	109
Total assets		35,517	34,589

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	19	735	688
Payables, accruals and provisions	17	2,450	2,704
Deferred revenue		1,183	1,193
Other financial liabilities	19	34	60
Current liabilities		4,402	4,645
Long-term indebtedness	19	7,255	6,783
Provisions and other non-current liabilities	18	1,862	1,798
Other financial liabilities	19	193	222
Deferred tax		2,686	2,653
Total liabilities		16,398	16,101
Equity
Capital		10,099	10,034
Retained earnings		10,678	10,650
Accumulated other comprehensive loss		(1,728)	(2,268)
Total shareholders’ equity		19,049	18,416
Non-controlling interests	21	70	72
Total equity		19,119	18,488
Total liabilities and equity		35,517	34,589

Contingencies (note 20)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2009	2008	2009	2008
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		325	154	518	349
Add back (deduct) items not involving cash:
Depreciation		113	112	242	167
Amortization of computer software		129	128	269	204
Amortization of other intangible assets		124	118	243	180
Impairment of assets held for sale	10	-	89	-	89
Deferred tax		(75)	(99)	(66)	(140)
Other		204	45	259	113
Changes in working capital and other items	24	186	340	(208)	222
Operating cash flows from continuing operations		1,006	887	1,257	1,184
Operating cash flows from discontinued operations	13	-	(7)	-	(20)
Net cash provided by operating activities		1,006	880	1,257	1,164
INVESTING ACTIVITIES
Acquisitions, less cash acquired	6	(25)	(8,147)	(45)	(8,270)
Proceeds from other disposals		3	-	3	154
Capital expenditures, less proceeds from disposals		(268)	(239)	(466)	(356)
Other investing activities		-	(4)	(1)	(7)
Investing cash flows from continuing operations		(290)	(8,390)	(509)	(8,479)
Investing cash flows from discontinued operations	13	-	-	22	(60)
Net cash used in investing activities		(290)	(8,390)	(487)	(8,539)
FINANCING ACTIVITIES
Proceeds from debt	19	-	5,921	609	7,600
Repayments of debt	19	(189)	(4,679)	(192)	(5,079)
Net borrowings (repayments) under short-term loan facilities		2	(1,426)	(8)	(1,072)
Share repurchases	22	-	(458)	-	(458)
Dividends paid on preference shares		-	(1)	(1)	(3)
Dividends paid on common and ordinary shares	23	(226)	(144)	(454)	(270)
Dividend payable assumed from Reuters Group PLC	23	-	(246)	-	(246)
Other financing activities		(3)	192	(5)	194
Net cash (used in) provided by financing activities		(416)	(841)	(51)	666
Translation adjustments		21	(82)	12	1
Increase (decrease) in cash and cash equivalents		321	(8,433)	731	(6,708)
Cash and cash equivalents at beginning of period		1,251	9,222	841	7,497
Cash and cash equivalents at end of period		1,572	789	1,572	789
Supplemental cash flow information is provided in note 24
Interest paid		(73)	(77)	(230)	(146)
Interest received		4	46	7	155
Income taxes refunded (paid)		9	(57)	(19)	(123)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statement of cash flows.

Amounts refunded (paid) for income taxes were reflected as either operating cash flows or investing cash flows in the consolidated statement of cash flow depending upon the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital(1)	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCI”)	Non- controlling interests	Total
Balance, December 31, 2008	3,050	6,984	10,034	10,650	21	(2,289)	(2,268)	72	18,488
Comprehensive income (loss)(2)	-	-	-	491	(37)	577	540	13	1,044
Distributions to non-controlling interest	-	-	-	-	-	-	-	(15)	(15)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common and ordinary shares	-	-	-	(462)	-	-	-	-	(462)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	8	-	8	-	-	-	-	-	8
Effect of stock compensation plans	43	14	57	-	-	-	-	-	57
Balance, June 30, 2009	3,101	6,998	10,099	10,678	(16)	(1,712)	(1,728)	70	19,119

(millions of U.S. dollars)	Stated share capital(1)	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCI	Non- controlling interests	Total
Balance, January 1, 2008	2,727	109	2,836	10,476	1	-	1	-	13,313
Comprehensive income (loss)(3)	-	-	-	79	(3)	(79)	(82)	6	3
Sale of interest in consolidated subsidiary, net of tax	-	-	-	47	-	-	-	64	111
Distributions to non-controlling interest, net of tax adjustments	-	-	-	-	-	-	-	3	3
Issuance of Thomson Reuters PLC shares	96	7,170	7,266	-	-	-	-	-	7,266
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common and ordinary shares	-	-	-	(378)	-	-	-	-	(378)
Shares issued under DRIP	108	-	108	-	-	-	-	-	108
Repurchases of shares	(8)	(471)	(479)	-	-	-	-	-	(479)
Effect of stock compensation plans	24	169	193	-	-	-	-	-	193
Balance, June 30, 2008	2,947	6,977	9,924	10,221	(2)	(79)	(81)	73	20,137

(1)	Includes common, ordinary and preference share capital.

(2)	The amount included in retained earnings for the six months ended June 30, 2009 includes actuarial losses of $14, net of tax.

(3)	The amount included in retained earnings for the six months ended June 30, 2008 includes actuarial losses of $264, net of tax.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of business and significant accounting policies

General business description
Thomson Reuters operates under a dual listed company (“DLC”) structure with shareholders in two listed entities, Thomson Reuters Corporation and Thomson Reuters PLC (collectively, “Thomson Reuters”). Thomson Reuters Corporation (also referred to as the “Company”) is an Ontario, Canada corporation, and Thomson Reuters PLC is a public limited company registered in England and Wales. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies. Thomson Reuters Corporation common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and its Series II preference shares are listed on the TSX. Thomson Reuters PLC ordinary shares are admitted to the official list of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Thomson Reuters PLC American Depositary Shares (“ADSs”), each of which represents six ordinary shares, are listed on the Nasdaq Global Select Market (“Nasdaq”). The boards of the two companies are comprised of the same individuals, as are the companies’ executive management.

On August 7, 2009, Thomson Reuters shareholders approved a proposal to unify the current dual listed company structure from two parent companies to one parent company. Unification also requires U.K. court approval, which Thomson Reuters intends to seek on August 25, 2009. If approved by the U.K. court, unification is expected to close on or about September 10, 2009 and the last day of trading of Thomson Reuters PLC ordinary shares and ADSs on the London Stock Exchange and Nasdaq, respectively, would be September 9, 2009.

Under the unification proposal, each outstanding Thomson Reuters PLC ordinary share will be exchanged for one Thomson Reuters Corporation common share. Each outstanding Thomson Reuters PLC ADS will be exchanged for six Thomson Reuters Corporation common shares. Current holders of Thomson Reuters Corporation common shares will continue to hold their existing shares. Following unification, Thomson Reuters Corporation common shares will remain listed on the TSX and NYSE. Thomson Reuters PLC (to be renamed Thomson Reuters UK Limited following unification) will become a wholly-owned subsidiary of Thomson Reuters Corporation.

Unification is a change to the Company’s corporate structure that will have no impact on its global businesses, operations, strategy, financial position or employees. The former holders of Thomson Reuters PLC ordinary shares and existing holders of Thomson Reuters Corporation common shares, including Thomson Reuters controlling shareholder, The Woodbridge Company Limited, will continue to have the same ownership interest in Thomson Reuters after the unification as they did under the DLC structure. See note 26 for additional information.

Basis of preparation
These interim consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In July 2009, the Company filed amended interim consolidated financial statements for the three months ended March 31, 2009, which represented its initial presentation of its results and financial position under IFRS. The Company’s amended interim financial statements for the three months ended March 31, 2009, as well as these interim financial statements for the six months ended June 30, 2009, were prepared in accordance with IAS 34, Interim Financial Reporting, with IFRS 1, First-time Adoption of IFRS, and with the accounting policies the Company expects to adopt in its December 31, 2009 financial statements. Those accounting policies are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time. The policies set out below were consistently applied to all the periods presented unless otherwise noted below.

The Company's consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2008 were restated to reflect these adjustments. Note 27 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income along with line-by-line reconciliations of the income statements and statements of financial position for the year ended December 31, 2008 as well as interim periods relevant to the computation of these interim financial statements.

These financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

Standards adopted prospectively in 2009
IAS 23, Borrowing Costs, was amended effective from January 1, 2009. The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. The option of immediately expensing those borrowing costs was removed. The Company has applied IAS 23 prospectively from January 1, 2009 without restating prior periods. The adoption of this amendment had no material impact on the Company's financial position and earnings.

Principles of consolidation
The financial statements of Thomson Reuters Corporation, as the parent company, include the accounts of both Thomson Reuters Corporation and Thomson Reuters PLC, and their respective subsidiaries. On April 17, 2008, The Thomson Corporation (“Thomson”) acquired Reuters Group PLC (“Reuters”) and was renamed Thomson Reuters Corporation. The results of Reuters are included in the accounts of Thomson Reuters Corporation beginning on April 17, 2008, the closing date of the acquisition and the date that control transferred to Thomson.

Subsidiaries
Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than one half of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries as follows:

●	cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus transaction costs;

●	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

●	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill; and

●	if the acquisition cost is less than the fair value of the net assets acquired, the difference is recognized directly in the income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation. Transactions with non-controlling interests are treated as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between the consideration paid and the share of the carrying value of net assets acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are similarly computed and also recorded in equity.

Equity method investees
Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

●	investments are initially recognized at cost;

●	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

●	the Company’s share of post-acquisition profits or losses is recognized in the income statement and is adjusted against the carrying amount of the investments;

●
when the Company’s share of losses equals or exceeds its interest in the investee, including unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

●
gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures
Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the proportionate consolidation method as follows:

●	the statement of financial position includes the Company’s share of the assets that it controls jointly and the liabilities for which it is jointly responsible;

●	the income statement includes the Company’s share of the income and expenses of the jointly controlled entity; and

●
gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Foreign currency
The consolidated financial statements are presented in U.S. dollars, which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive income in shareholders’ equity.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within “finance costs, net”. All other foreign exchange gains and losses are presented in the income statement within “Operating expenses.”

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, and references to “£” are to British pounds sterling.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns and discounts, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

●	the amount of revenue can be measured reliably;

●	the stage of completion can be measured reliably;

●	the receipt of economic benefits is probable; and

●	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

●	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

●	the amount of revenue can be measured reliably;

●	the receipt of economic benefits is probable; and

●	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses
Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Multiple component arrangements
When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services
Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties
Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts
For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits
For defined benefit pension plans and other post-retirement benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. The vested portion of past service cost arising from plan amendments is recognized immediately in the income statement. The unvested portion is amortized on a straight-line basis over the average remaining period until the benefits become vested.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans
The Company operates a number of equity-settled and cash-settled share-based compensation plans under which the Company receives services from employees as consideration for equity instruments of the Company or cash payments.

For equity-settled plans, expense is based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions (for example, profitability, revenue growth targets and continued employment over a specified time period). Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

For cash-settled plans, the expense is determined based on the fair value of the liability incurred at each balance sheet date until the award is settled. The fair value of the liability is measured by applying an option-pricing model, taking into account the terms and conditions of the grant and the extent to which employees have rendered service to date.

At each balance sheet date, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to equity or liabilities as appropriate.

Stock incentive plan
Under the stock incentive plan, Thomson Reuters may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 50,000,000 Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares. All grants through June 30, 2009 relate to Thomson Reuters Corporation common shares. There were no grants related to Thomson Reuters PLC ordinary shares, though the plan permits such grants.

Stock options
Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of Thomson Reuters Corporation common shares on the NYSE on the day prior to the grant date.

Restricted share units
RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of Thomson Reuters Corporation common shares on the NYSE on the grant date.

Performance restricted share units
The Company issues PRSUs as part of a long-term incentive program for certain senior executives. PRSUs give the holder the right to receive one Thomson Reuters Corporation common share for each unit that vests on the vesting date. Between 0% and 200% of PRSUs initially granted may vest depending upon the Company’s performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three-year vesting period based upon the fair value of Thomson Reuters Corporation common shares on the grant date and the number of units expected to vest.

Employee stock purchase plan
The Company maintains an employee stock purchase plan whereby eligible employees can purchase Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The discount is expensed as incurred. All plan activity through June 30, 2009 related to Thomson Reuters Corporation common shares.

During the second quarter of 2009, the Company implemented a Save-as-you-earn (“SAYE”) plan whereby eligible employees are given the option to purchase Thomson Reuters PLC ordinary shares at a 15% discount at the end of the 36 month contract savings period via limited payroll deductions. Compensation expense related to the SAYE grant is recognized over the vesting period, based upon the fair value of the award. In the event of unification of the Company’s DLC structure, the plan will fulfill employee options with Thomson Reuters Corporation common shares.

Phantom stock plan
Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash and compensation expense is recognized based on the fair value of the SARs at the end of each reporting period calculated using an option pricing model.

Termination benefits
Termination benefits are generally payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Profit sharing and bonus plans
Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Computer hardware and other property
Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Computer software
Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the software product so that it will be available for use;

●	management intends to complete the software product and use or sell it;

●	there is an ability to use or sell the software product;

●	it can be demonstrated how the software product will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

●	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the statement of financial position. These costs are amortized over their expected useful lives, which range from three to 10 years. The amortization expense is included in “Amortization of computer software” in the income statement.

Other identifiable intangible assets
Upon acquisition, identifiable intangible assets are recorded at fair value. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives are tested annually for impairment because they are not amortized. Impairment is determined by comparing the recoverable amount of such assets with their carrying amounts.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-27 years
Customer relationships	2-32 years
Databases and content	2-25 years
Other	2-30 years

Identifiable intangible assets with finite lives are tested for impairment as described under “Impairment of non-financial assets” below.

Certain trade names with indefinite useful lives are not amortized but are subject to an annual impairment assessment. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from the royalties method. The Company evaluates impairment losses for potential reversals when events or changes in circumstances warrant such consideration.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary or equity method investee at the date of acquisition. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing based on the level at which management monitors it, which is not higher than an operating segment. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Impairment of non-financial assets
Non-financial assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In addition, long-lived assets that are not amortized are subject to an annual impairment assessment. Any impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount within earnings of continuing or discontinued operations, as appropriate. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash-generating units” or “CGUs”). The Company evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration.

Disposal of long-lived assets and discontinued operations
Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs to sell and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

●	represent a separate major line of business or geographical area of operations;

●	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

●	are a subsidiary acquired exclusively with a view to resale.

Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Restructuring provisions primarily comprise employee severance and lease termination payments. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

Long-term debt
Long-term debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds and the redemption value recognized in the income statement over the term of the debt using the effective interest method.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

Financial instruments

Financial assets
Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through profit or loss

Classification
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges.

Recognition and measurement
Investments are initially recognized, and subsequently carried, at fair value, with changes recognized in the income statement. Transaction costs are expensed.

Loans and receivables

Classification
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Assets in this category include “trade and other receivables” and “cash and cash equivalents” and are classified as current assets in the statement of financial position.

Recognition and measurement
Investments are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets

Classification
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Recognition and measurement
Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments recognized in other comprehensive income are included in the income statement.

Financial liabilities
Financial liabilities primarily consist of payables, accruals and indebtedness. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost for liabilities that are not hedged, and fair value for liabilities that are hedged. Non-performance risk, including the Company's own credit risk for financial liabilities, is considered when determining the fair value of financial assets or liabilities, including derivative liabilities.

Derivative instruments/hedging
Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. The Company designates certain derivatives as either:

Fair value hedges
These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges
These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Additionally:

●	amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place);

●
when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in equity remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement; and

●	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognized in the income statement.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance costs” or “Operating expenses” in the income statement consistent with the underlying nature and purpose, financing or operating of the derivative instruments.

Embedded derivatives
The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at each balance sheet date using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the income statement.

Impairment
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. When an impairment has occurred, the cumulative loss is recognized in the income statement. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

Additional Disclosures
Disclosures regarding the risks arising from financial instruments were included in note 16 of the Company’s 2008 Annual Report.

Taxation
Tax expense comprises current and deferred tax. Tax is recognized in the income statement except to the extent it relates to items recognized directly in equity, in which case the related tax is recognized in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using a temporary difference approach and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Note 2: Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions
The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that are critical to the determination of carrying value of assets and liabilities are addressed below.

Computer software
A significant portion of the Company’s expenditures relates to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. During the software development process, judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of the Company’s various projects differs from actual performance.

Other identifiable intangible assets and goodwill
The values associated with identifiable intangible assets and goodwill involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These significant estimates and judgments require considerable judgment which could affect the Company’s future results if the current estimates of future performance and fair values change. These determinations will affect the amount of amortization expense on identifiable intangible assets recognized in future periods.

The Company assesses impairment by comparing the recoverable amount of an identifiable intangible asset or goodwill with its carrying value. The determination of the recoverable amount involves significant management judgment.

The Company performs its annual test for goodwill impairment in the fourth quarter in accordance with the policy described in note 1. The Company has 22 CGUs, of which the carrying values for 21 include goodwill and must be tested.

No impairment losses in respect of goodwill were recognized in 2008 nor the first six months of 2009. The recoverable amount of the CGUs was determined based on a combination of various techniques including the present value of expected future cash flows, earnings multiples of competitors and multiples from sales of like businesses. The recoverable amount of each of the units was greater than its carrying value. Projections of future revenues were a critical estimate in determining fair value. Given the current market environment, management will continue to monitor the performance of its units against what it believes to be conservative revenue projections.

Employee future benefits
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions.

Income Taxes
Income taxes in interim reporting periods are accrued, to the extent practicable, by applying estimated average annual effective income tax rates for each taxing jurisdiction to the interim period pre-tax income in those jurisdictions. A weighted average of rates across jurisdictions or categories of income is used if it is a reasonable approximation of the effect of using more specific rates. The estimated average annual effective income tax rates are re-estimated at each interim reporting date.

Estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire. The Company’s assessment is based upon existing tax laws and estimates of future taxable income. If the assessment of the Company’s ability to utilize the underlying future tax deductions changes, the Company would be required to recognize more or fewer of the tax deductions as assets, which would decrease or increase the income tax expense in the period in which this is determined.

The Company is subject to taxation in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at each balance sheet date. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Critical judgments in applying accounting policies
The following critical judgments that were made by management have the most significant effect on the amounts recognized in the financial statements.

Revenue recognition
As described in note 1, the Company assessed the criteria for the recognition of revenue related to arrangements that have multiple components as set out in IAS 18, Revenue. Judgment is necessary to determine when components can be recognized separately and the allocation of the related consideration allocated to each component.

Note 3: Recent accounting pronouncements

Certain new standards, interpretations and amendments to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning after January 1, 2010 or later periods. The Company is assessing the impact of these pronouncements on its results and financial position.

Improvements to IFRS
The IASB’s improvements to IFRS contain 12 amendments that result in accounting changes for presentation, recognition or measurement purposes. The effective dates and transitional requirements are set out on a standard by standard basis.
The most significant features of the IASB’s annual improvements project published in April 2009 are included under the specific revisions to standards discussed below.

IFRS 2	Amendment to IFRS 2, Share-based Payment
Amendment to confirm that, in addition to business combinations as defined by IFRS 3 (2008), Business Combinations, contributions of a business on formation of a joint venture and common control transactions are excluded from the scope of IFRS 2, Share-basedPayment.

IFRS 3	Revision to IFRS 3, Business Combinations
Continues to apply the purchase method to business combinations with several significant changes such as recording payments to purchase a business at fair value at the acquisition date and subsequently re-measuring contingent payments classified as debt through the income statement and expensing transaction costs.

IFRS 5	Amendment to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations
Amendment to clarify that IFRS 5, Non-current Assets Held for Sale and Discontinued Operations specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. Consequently, disclosures in other IFRSs do not apply to such assets (or disposal groups) unless those IFRSs specifically require disclosures in respect of noncurrent assets (or disposal groups) classified as held for sale or discontinued operations or the disclosures relate to the measurement of assets or liabilities within a disposal group that are outside the scope of IFRS 5’s measurement requirements and the information is not disclosed elsewhere in the financial statements.

IFRS 8	Amendment to IFRS 8, Operating segments
Minor textual amendment to the standard and amendment to the basis for conclusions to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.

IAS 1	Amendment to IAS 1, Presentation of financial statements
Clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least

12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

IAS 7	Amendment to IAS 7, Statement of cash flows	Amendment to require that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities.

IAS 17	Revision to IAS 17, Leases
Deletion of specific guidance regarding classification of leases of land so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17.

IAS 27	Revision to IAS 27, Consolidated and separate financial statements
The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in the income statement.

IAS 36	Amendment to IAS 36, Impairment of assets	Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value in use calculations should be made.

IAS 38	Amendment to IAS 38, Intangible assets
Two amendments have taken place. The first states that a prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The second amendment deletes the wording that states that there is rarely, if ever, support for use of a method that results in a lower rate of amortization than the straight line method.

IAS 39	Amendment to IAS 39, Financial Instruments: Recognition and Measurement
Amends the definition of financial assets and liabilities at fair value through profit and loss; amends the guidance on designation and documenting hedges; clarifies that a revised interest rate should be used when re-measuring the carrying amount of a debt instrument on cessation of fair value hedge accounting; and clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category when a derivative commences or ceases to qualify as a hedging instrument.

IFRIC 9	Amendment to IFRIC 9, Reassessment of Embedded Derivatives
Amendment to confirm that, in addition to business combinations as defined by IFRS 3 (2008), derivatives acquired in the formation of a joint venture and in common control transactions are outside the scope of IFRIC 9.

IFRIC 16	Amendment to IFRIC 16, Hedge of a Net Investment in a Foreign Operation	Amendment to clarify that hedging instruments may be held by any entity or entities within the group. This includes a foreign operation that itself is being hedged.

IFRIC 17	Distributions of Non-cash Assets to Owners	The interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

IFRIC 18	Transfers of Assets from Customers
The interpretation concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognize the asset at its fair value on the date of the transfer with the credit recognized as revenue in accordance with IAS 18, Revenue.

Note 4: Segment information

Thomson Reuters provides intelligent information for businesses and professionals. The Company’s offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Effective April 17, 2008, upon closing the Reuters acquisition, Thomson Reuters organized itself into two divisions: Markets, which consists of the Company’s financial businesses and which is a combination of the businesses operated by Reuters and Thomson Financial prior to the closing, and Professional, which consists of the Company’s Legal, Tax & Accounting, Scientific and Healthcare segments previously operated by Thomson.

In the first quarter of 2009, the Professional division was reorganized into three segments: Legal, Tax & Accounting and Healthcare & Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment. An intellectual property business that combines Professional division-wide capabilities related to patents, trademarks and standards is now managed within the Legal segment. The Healthcare & Science segment now manages the Healthcare businesses as well as the operations of the former Scientific segment which serve the pharmaceutical, academic and government markets. Segment information for the three and six months ended June 30, 2008 was restated to reflect this organizational structure.

The reportable segments of Thomson Reuters are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Markets
Provides trading, investment management and enterprise automation solutions, decision support tools, financial market data and news services. Markets serves financial services professionals in various markets such as fixed income, foreign exchange, equities, commodities and energy as well as professionals in corporate, institutional, investment banking, and wealth management and the world’s media organizations.

Legal
Provides workflow solutions to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Tax & Accounting
Provides integrated information and workflow solutions for tax and accounting professionals.

Healthcare & Science
Provides information and services to physicians, researchers, scientists and other information professionals in the healthcare, academic, scientific, corporate and government marketplaces.

	Three months ended June 30, 2009		Three months ended June 30, 2008
Reportable segments	Revenues	Segment Operating Profit	Revenues	Segment Operating Profit
Legal	934	341	950	340
Tax & Accounting	225	36	209	34
Healthcare & Science	228	53	240	46
Professional	1,387	430	1,399	420

Markets	1,908	424	1,737	282
Segment totals	3,295	854	3,136	702
Corporate and Other(1)	-	(255)	-	(241)
Eliminations	(2)	-	(3)	-
Total	3,293	599	3,133	461

	Six months ended June 30, 2009		Six months ended June 30, 2008
Reportable segments	Revenues	Segment Operating Profit	Revenues	Segment Operating Profit
Legal	1,766	582	1,787	573
Tax & Accounting	470	77	436	78
Healthcare & Science	429	78	455	72
Professional	2,665	737	2,678	723

Markets	3,762	761	2,302	392
Segment totals	6,427	1,498	4,980	1,115
Corporate and Other(1)	-	(404)	-	(364)
Eliminations	(3)	-	(7)	-
Total	6,424	1,094	4,973	751

(1)
Corporate and Other includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration program costs (including legacy transformational initiatives). In 2008, Corporate and Other also includes certain Reuters transaction costs.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. Segment operating profit is defined as operating profit before i) amortization of other intangible assets, ii) other operating gains and losses and iii) asset impairment charges. Management uses this measure because amortization of other intangible assets, other operating gains and losses and asset impairment charges are not considered to be controllable operating activities for purposes of assessing the current performance of the segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit in the income statement.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Segment operating profit	599	461	1,094	751
Amortization of other intangible assets	(124)	(118)	(243)	(180)
Impairment of assets held for sale	-	(89)	-	(89)
Operating profit	475	254	851	482

Note 5: Seasonality

Prior to the acquisition of Reuters, the Company’s revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. The Company’s operating margins historically increased as the year progressed. For these reasons, performance was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, the seasonality of the Company’s revenues and operating profits is now less pronounced. However, performance remains not comparable quarter to consecutive quarter and is best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 6: Acquisition of Reuters Group PLC and other businesses and investments

Acquisition of Reuters Group PLC
On April 17, 2008, Thomson acquired Reuters by implementing a DLC structure. The operations of Reuters were combined with the former Thomson Financial segment to create a global leader in electronic information services, trading systems and news. See note 1 for further details regarding the DLC structure.

Consideration
The acquisition was accounted for using the purchase method and the results of Reuters were included in the income statement beginning on April 17, 2008, the closing date of the acquisition. The purchase consideration was as follows:

Cash (paid on May 1, 2008)	8,450
Ordinary shares, Thomson Reuters PLC (194,107,278 issued on April 17, 2008)	7,266
Reuters Group PLC options	176
Transaction costs	138
Total purchase consideration	16,030

Thomson Reuters PLC ordinary shares were valued at $37.43 per share using the closing share price at April 16, 2008.

The following table is a breakdown of assets acquired and liabilities assumed:

	Carrying amount	Fair value adjustments	Fair value
Assets
Cash and cash equivalents	465	-	465
Trade and other receivables	1,476	(13)	1,463
Other financial assets	106	-	106
Prepaid expenses and other current assets	278	(30)	248
Current assets	2,325	(43)	2,282
Computer hardware and other property, net	893	104	997
Computer software, net	546	(14)	532
Other identifiable intangible assets, net	175	6,408	6,583
Other financial assets	210	-	210
Other non-current assets	770	(212)	558
Total assets	4,919	6,243	11,162
Liabilities
Current indebtedness	1,304	-	1,304
Payables, accruals and provisions	1,680	(138)	1,542
Deferred revenue	962	(41)	921
Current liabilities	3,946	(179)	3,767
Long-term indebtedness	817	(2)	815
Provisions and other non-current liabilities	271	539	810
Deferred tax liabilities	189	2,031	2,220
Total liabilities	5,223	2,389	7,612
Net assets acquired	(304)	3,854	3,550
Goodwill	-	12,480	12,480
Total	(304)	16,334	16,030

The excess of purchase price over the net tangible and identifiable intangible assets and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce.

Revenue for the three and six months ended June 30, 2008 would have been $3,447 million and $6,707 million, respectively, and operating profit would have been $292 million and $756 million, respectively, if the Reuters acquisition had occurred on January 1, 2008. Due to the integration program following the acquisition of Reuters described in note 7, it is impractical for the Company to disclose revenue and operating profit contributed by Reuters after the acquisition.

Other acquisitions

The number of acquisitions completed during the three and six months ended June 30, 2009 and 2008 and the related cash consideration were as follows:

	Three months ended June 30,		Six months ended June 30,
Number of transactions	2009	2008	2009	2008
Businesses and identifiable intangible assets acquired	6	4	13	7
Investments in businesses	-	1	-	2

	Three months ended June 30,		Six months ended June 30,
Cash consideration	2009	2008	2009	2008
Businesses and identifiable intangible assets acquired	25	56	44	149
Investments in businesses	-	2	1	32
Total acquisitions excluding Reuters	25	58	45	181

In 2008, these acquisitions included the purchase of TaxStream, a provider of income tax provision software for corporations. Investments in businesses reflected the purchase of a non-controlling interest related to Tradeweb (see note 21) in January 2008.

Note 7: Integration programs

In 2008, the Company announced an integration program directed at integrating the acquired Reuters business with the Thomson Financial business and capturing cost synergies across the new Thomson Reuters organization including shared services and corporate functions. The Company also continues to incur expenses for legacy transformational initiatives pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are reported within the Corporate and Other segment. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts.

In the three and six months ended June 30, 2009, the Company incurred $107 million and $195 million, respectively, of expenses associated with its integration program primarily consisting of severance and consulting expenses as well as costs associated with technology initiatives and branding.

In the three and six months ended June 30, 2008, the Company incurred $201 million and $214 million, respectively, of expenses which primarily consisted of severance and consulting costs associated with technology initiatives.

Note 8: Operating expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Salaries, commission and allowances	1,155	1,340	2,301	2,051
Share-based payments	30	25	57	36
Post-employment benefits	59	39	111	68
Total staff costs	1,244	1,404	2,469	2,155
Goods and services(1)	591	507	1,207	1,005
Data	273	272	529	375
Telecommunications	136	137	291	169
Real estate(2)	121	108	235	163
Fair value adjustments	87	4	88	(16)
Total operating expenses	2,452	2,432	4,819	3,851

(1)	Goods and services include professional fees, consulting services and contractors, advertising and publicity and rental equipment.
(2)	Real estate includes the amortization of favorable lease assets and the accretion of unfavorable lease liabilities.

Note 9: Employee benefit plans

The Company’s net defined benefit plan expense for material plans is comprised of the following elements:

	Defined benefit pension plans		Other post- employment benefit plans (“OPEB”)
Three months ended June 30,	2009	2008	2009	2008
Current service cost	20	21	-	-
Interest cost	61	64	3	3
Expected return on plan assets	(63)	(76)	-	-
Special termination charges	-	5	-	-
Past service costs	-	1	-	-
Net defined benefit plan expense	18	15	3	3

	Defined benefit pension plans		Other post- employment benefit plans (“OPEB”)
Six months ended June 30,	2009	2008	2009	2008
Current service cost	39	33	1	1
Interest cost	121	99	5	5
Expected return on plan assets	(124)	(116)	-	-
Special termination charges	-	5	-	-
Past service costs	-	1	-	-
Net defined benefit plan expense	36	22	6	6

Note 10: Assets held for sale

Impairment of assets held for sale
In conjunction with the Company’s decision to sell its Dialog business, the Company recognized a charge of $89 million for the impairment of Dialog’s intangible assets in the three and six months ended June 30, 2008.

Note 11: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance costs as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Interest income	4	41	7	151
Interest expense on short-term indebtedness	-	(2)	-	(8)
Interest expense on long-term indebtedness	(108)	(89)	(207)	(155)
Net interest expense	(104)	(50)	(200)	(12)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Losses due to changes in foreign currency exchange rates	(29)	(45)	(37)	(45)
Losses on derivative instruments	(4)	(7)	(19)	(35)
Other	(1)	8	(1)	8
Other finance costs	(34)	(44)	(57)	(72)

Losses due to changes in foreign currency exchange rates
For the three and six months ended June 30, 2009, the Company realized losses from changes in foreign currency exchange rates on certain intercompany funding arrangements. Foreign currency gains and losses on intercompany arrangements are recognized in earnings when such arrangements are settled or when they are not considered permanent in nature. For the three and six months ended June 30, 2008, this amount primarily related to the effect of changes in foreign currency exchange rates on the cash consideration for Reuters, for which a liability was incurred on the closing date of April 17, 2008, but not paid until May 1, 2008.

Losses on derivative instruments
For the three and six months ended June 30, 2009, losses on derivative instruments included losses on freestanding derivatives and ineffectiveness on certain hedging derivative instruments. For the six months ended June 30, 2008, losses on derivative instruments included the loss on the fair value of British pound sterling call options acquired in the third quarter of 2007 as part of the Company’s hedging program to mitigate exposure to the $/£ exchange rate on the cash consideration paid for Reuters. Additionally, for the three and six months ended June 30, 2008, amounts reflected losses incurred on derivative instruments previously used to hedge positions by Reuters, which were settled shortly after the close of the acquisition.

Note 12: Taxation

Tax expense for the three month and six month periods ended June 30, 2009 and 2008 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. The consolidated effective tax rates in respect of continuing operations for the three months ended June 30, 2009 and 2008 were 4.2% and 0.6%, respectively, and for the six months ended June 30, 2009 and 2008 were 13.9% and 11.5%, respectively. Seasonality in Thomson Reuters businesses affects the geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts the reported tax rate. Consequently, the Company’s effective tax rate in interim periods is not necessarily indicative of the estimated effective tax rate for the full year.

In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified the Company that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge.

Note 13: Discontinued operations

The results for discontinued operations represent certain adjustments made in conjunction with the expiration of past representations and warranty periods or the refinement of earlier estimates related to the disposal of the Thomson Learning business unit in 2007.

“Investing cash flows from discontinued operations” within the statement of cash flow for the six months ended June 30, 2009 represented cash received for certain working capital adjustments. “Investing cash flows from discontinued operations” within the statement of cash flow for the six months ended June 30, 2008 represented cash paid for certain working capital adjustments and taxes.

Note 14: Earnings per share attributable to common and ordinary shareholders

Basic earnings per share was calculated by dividing earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares (collectively, “common and ordinary shares”) less dividends from preference shares by the sum of the weighted-average number of common and ordinary shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of Thomson Reuters Corporation common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per share.

Earnings used in determining earnings per share from continuing operations are presented below. Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Earnings from continuing operations	323	160	512	353
Less:Earnings attributable to non-controlling interest	(10)	(4)	(13)	(6)
Dividends declared on preference shares	-	(1)	(1)	(3)
	313	155	498	344

Earnings used in determining earnings per share are presented below.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Earnings attributable to common and ordinary shares	315	150	505	343
Less: Dividends declared on preference shares	-	(1)	(1)	(3)
	315	149	504	340

The weighted-average number of common and ordinary shares outstanding, as well as a reconciliation of the weighted-average number of common and ordinary shares outstanding used in the basic earnings per share computation to the weighted-average number of common and ordinary shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Weighted-average number of common and ordinary shares outstanding	828,598,424	791,619,307	828,171,500	715,394,625
Vested deferred share units	467,143	924,863	519,808	928,924
Basic	829,065,567	792,544,170	828,691,308	716,323,549
Effect of stock and other incentive plans	7,427,837	5,222,027	6,885,899	3,774,788
Diluted	836,493,404	797,766,197	835,577,207	720,098,337

Note 15: Prepaid expenses and other current assets

	June 30, 2009	December 31, 2008
Inventory	82	81
Prepaid expenses	397	354
Other current assets	179	331
Prepaid expenses and other current assets	658	766

Other current assets was principally comprised of receivables for current taxes, value added taxes and other indirect taxes.

Note 16: Other non-current assets

	June 30, 2009	December 31, 2008
Net defined benefit plan surpluses	59	66
Cash surrender value of life insurance policies	251	242
Investments in equity method investees	292	288
Other non-current assets	32	31
Total other non-current assets	634	627

Note 17: Payables, accruals and provisions

	June 30, 2009	December 31, 2008
Trade payables	326	430
Accruals	1,655	1,712
Provisions	235	259
Other current liabilities	234	303
Total payables, accruals and provisions	2,450	2,704

Note 18: Provisions and other non-current liabilities

	June 30, 2009	December 31, 2008
Net defined benefit plan obligations	840	828
Deferred compensation and employee incentives	189	189
Other provisions	135	124
Unfavorable lease liability	322	335
Other non-current liabilities	376	322
Total provisions and other non-current liabilities	1,862	1,798

Note 19: Financial instruments

Indebtedness
In March 2009, the Company issued C$750 million principal amount of 6.00% notes due in March 2016. Upon completion of this offering, the Company entered into two fixed-to-fixed cross-currency swap agreements which converted the notes to $610 million principal amount at an interest rate of 6.915%. These swaps have been designated as cash flow hedges. The net proceeds from this issuance were $609 million, of which $184 million were used to repay C$250 million principal amount of notes that matured in June 2009.

In June 2008, the Company issued approximately $3 billion of debt securities through separate U.S. and Canadian public offerings, as summarized in the following table:

Principal amount (millions of dollars)
U.S. offering
5.95% notes due 2013	US$750
6.50% notes due 2018	US$1,000
Total U.S. dollar-denominated notes issued	US$1,750
Canadian offering
5.25% notes due 2011	C$600
5.70% notes due 2015	C$600
Total Canadian dollar-denominated notes issued	C$1,200

Upon completion of the Canadian offering, the Company entered into two cross-currency interest rate swap agreements. The notes due 2011 will pay a floating interest rate on US$593 million and the notes due 2015 will pay an interest rate of 6.25% on US$593 million.

The Company used the net proceeds from these offerings and other resources available to it to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

The Reuters assets included $465 million of cash. Additionally, the Company assumed certain financial obligations of Reuters, which included the following:

●	A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

●	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

●
500 million Euro principal amount of debentures due 2010, for which the Company subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on LIBOR on US$762 million;

●
250 million Euro principal amount of floating rate notes which matured and were repaid in November 2008. The Company entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for US$398 million on maturity;

●	1 billion Japanese yen principal amount of bonds, which were repaid in June 2008; and

●	Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

In February 2008, the Company repaid $400 million principal amount of notes upon their maturity.

The current portion of indebtedness as of June 30, 2009 and December 31, 2008 was as follows:

	June 30, 2009	December 31, 2008
Short-term debt	9	13
Current portion of long-term debt	726	675
Total current indebtedness	735	688

Hedging program for Reuters consideration
As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. These options expired at various dates between February to April 2008.

Throughout April 2008, the Company entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. The Company recognized a gain of $9 million within “other finance costs” in the income statement associated with these agreements in the second quarter of 2008.

Additionally, after completion of the sale of Thomson Learning in 2007, the Company invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. These funds were utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Financial assets and liabilities
Financial assets and liabilities as of June 30, 2009 and December 31, 2008 were as follows:

June 30, 2009	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial assets/ (liabilities)	Total
Cash and cash equivalents	1,572	-	-	-	-	1,572
Trade and other receivables	1,746	-	-	-	-	1,746
Other financial assets – current	37	64	13	-	-	114
Other financial assets – non-current	72	-	181	20	49	322
Current indebtedness	-	-	-	-	(735)	(735)
Trade payables (see note 17)	-	-	-	-	(326)	(326)
Accruals (see note 17)	-	-	-	-	(1,655)	(1,655)
Other financial liabilities – current	-	(11)	(2)	-	(21)	(34)
Long term indebtedness	-	-	-	-	(7,255)	(7,255)
Other financial liabilities – non current	-	-	(193)	-	-	(193)
Total	3,427	53	(1)	20	(9,943)	(6,444)

December 31, 2008	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial assets/ (liabilities)	Total
Cash and cash equivalents	841	-	-	-	-	841
Trade and other receivables	1,818	-	-	-	-	1,818
Other financial assets – current	87	152	22	-	-	261
Other financial assets – non-current	72	-	143	18	53	286
Current indebtedness	-	-	-	-	(688)	(688)
Trade payables (see note 17)	-	-	-	-	(430)	(430)
Accruals (see note 17)	-	-	-	-	(1,712)	(1,712)
Other financial liabilities – current	-	(28)	(2)	-	(30)	(60)
Long term indebtedness	-	-	-	-	(6,783)	(6,783)
Other financial liabilities – non current	-	-	(222)	-	-	(222)
Total	2,818	124	(59)	18	(9,590)	(6,689)

Note 20: Contingencies

Lawsuits and legal claims
In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Note 21: Tradeweb

In January 2008, the Company formed a partnership with a consortium of nine global securities dealers (the “Consortium”) to further expand Tradeweb, its electronic trading unit that is within the Markets division. The dealers invested $180 million to purchase a 15% stake in Tradeweb Markets and certain of the dealers will receive free services from Tradeweb Markets, which were valued at $26 million and were reflected as deferred revenue in the accompanying statement of financial position. Additionally, Thomson Reuters and the Consortium funded an investment in asset class expansion through a new entity, Tradeweb New Markets. The Company’s contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. The Company owns 20% of Tradeweb New Markets and the consortium owns 80%.

Upon entering into the agreement, the Company recorded in retained earnings a post-tax gain of $47 million associated with the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets.

Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, the Company will consolidate the results of Tradeweb Markets, reflecting the consortium’s share of earnings as a non-controlling interest, and reflect its non-controlling share in Tradeweb New Markets as an equity method investee. After the merger, the accounting treatment for the Company’s investment will reflect its ultimate ownership stake and degree of control over the entity.

The income statement reflects an allocation of net earnings related to the Consortium’s non-controlling interest in Tradeweb Markets. The Company’s equity earnings in Tradeweb New Markets are included in “Share of post tax earnings in equity method investees” in the income statement. On the statement of financial position, the consortium’s ownership of Tradeweb Markets is reflected as “Non-controlling interests” within the equity section. The carrying value of the Company’s investment in Tradeweb New Markets is presented as an equity method investment in “Other non-current assets.”

Note 22: Share repurchase program

The Company may repurchase shares from time to time as part of its capital management strategy. In connection with the proposed DLC unification, the Company may repurchase the equivalent of up to $500 million of its shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. Thomson Reuters may repurchase shares in open market transactions on the TSX, London Stock Exchange or the NYSE. If unification occurs, the Company will no longer have shares listed on the London Stock Exchange. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. Shares that are repurchased are cancelled. From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, Thomson Reuters may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities law, English securities law (for so long as the Company has shares listed on the London Stock Exchange) and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

In April 2008, the Company commenced a $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program’s completion in July 2008. The Company subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at a cost of $21 million during the third quarter of 2008. The Company did not repurchase any Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares in the six months ended June 30, 2009. Additionally, the Company did not repurchase any Thomson Reuters Corporation common shares in the year ended December 31, 2008.

The following table summarizes the Company’s repurchase activities for the periods indicated, which all related to Thomson Reuters PLC ordinary shares:

Three months ended	Shares repurchased	Average price per share
March 31, 2008	--	--
June 30, 2008	15,645,535	$30.59
September 30, 2008	1,737,350	$24.68
December 31, 2008	--	--
March 31, 2009	--	--
June 30, 2009	--	--

Note 23: Dividends

Dividends on Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

(U.S. per share amounts)	Three months ended June 30,		Six months ended June 30,
Dividends declared per share	2009	2008	2009	2008
Thomson Reuters Corporation common share	$0.28	$0.32	$0.56	$0.59
Thomson Reuters PLC ordinary share	$0.28	-	$0.56	-

In the statement of cash flow, dividends paid on common and ordinary shares are shown net of amounts reinvested in the dividend reinvestment program (“DRIP”). Details of dividend reinvestment are as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Dividend reinvestment	4	61	8	108

Note 24: Supplemental cash flow information

Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Trade and other receivables	100	1,107	100	1,232
Prepaid expenses and other current assets	(37)	80	37	55
Other financial assets	18	-	9	(9)
Payables, accruals and provisions	252	(32)	(276)	(346)
Deferred revenue	(142)	(917)	(56)	(828)
Other financial liabilities	(19)	-	(10)	(2)
Income taxes	70	38	96	72
Other	(56)	64	(108)	48
	186	340	(208)	222

For the six months ended June 30, 2008, the Company recorded a gain on the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets (see note 21). The gain was recorded directly to retained earnings.

Note 25: Related party transactions

As of June 30, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55%, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters.

Transactions with Woodbridge
From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2008, the total amount charged to Woodbridge for these services was approximately $330,000.

Thomson Reuters purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. The Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with affiliates and joint ventures
The Company enters into transactions with its investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services. For the six months ended June 30, 2009, these services were valued at approximately $5 million.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $2 million for the six months ended June 30, 2009.

The Company’s Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake (See note 21 for further details). For the six months ended June 30, 2009, the Company recognized revenues of $9 million related to these services.

In connection with the acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. Thomson Reuters follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs related to 3XSQ Associates for the six months ended June 30, 2009 were approximately $18 million for rent, taxes and other expenses.

Other transactions
In February 2005, the Company entered into a contract with Hewitt Associates Inc. (“Hewitt”) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, the Company paid Hewitt $11 million for its services. Steven A. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Note 26: Subsequent events

On August 7, 2009, Thomson Reuters shareholders approved the proposal to unify the current dual listed company structure from two parent companies to one parent company. If U.K. court approval is obtained later in August 2009, unification is expected to close on September 10, 2009.

Note 27: Transition to IFRS

The Company’s financial statements for the year ending December 31, 2009 will be the first annual financial statements that comply with IFRS and these interim financial statements were prepared as described in note 1, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Company will make this statement when it issues its 2009 annual financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2008 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2009. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Initial elections upon adoption

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS Exemption Options

1.
Business combinations - IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date and such business combinations have not been restated. Any goodwill arising on such business combinations before the Transition Date has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions. Further, the Company will not early adopt IFRS 3 Revised and instead will adopt that standard upon its effective date which, for the Company, will be January 1, 2010.

2.
Employee benefits – IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or recognize all cumulative gains and losses deferred under Canadian GAAP in opening retained earnings at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening retained earnings for all of its employee benefit plans.

3.
Currency translation differences - Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at transition date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

4.
Share-based payments - IFRS 2, Share-based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date. The Company elected to avail itself of the exemption provided under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its Transition Date. Further, the Company applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at its Transition Date. As a result of the transition method elected, the Company reversed the historical Canadian GAAP share-based compensation charges impacting shareholders’ equity from retained earnings to capital.

5.
Borrowing costs - IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Early adoption is permitted. The Company elected not to early adopt this policy. Therefore, borrowing costs prior to January 1, 2009 are expensed.

IFRS Mandatory Exceptions

Set forth below are the applicable IFRS 1 exceptions applied in the conversion from Canadian GAAP to IFRS.

1.
Hedge accounting- Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of its Transition Date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were fair valued and recorded in the statement of financial position as a non-hedging derivative financial instrument.

2.
Estimates - Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first time adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, earnings and comprehensive income:

Reconciliation of Equity
(in millions of U.S. dollars) As of	December 31, 2008	June 30, 2008
Shareholders’ equity under Canadian GAAP	20,126	21,666
Differences increasing (decreasing) reported shareholders’ equity:
1. Business combinations	(1,166)	(1,074)
2. Employee benefits	(773)	(692)
3. Share-based compensation	(50)	(26)
4. Revenue	3	14
5. Derivative instruments and hedging activities	14	(10)
6. Impairments	1	(16)
7. Income taxes	165	106
8. Non-controlling interest	168	169
Total equity under IFRS	18,488	20,137

Reconciliation of Earnings
(in millions of U.S. dollars) For the periods ended	Three months ended June 30, 2008	Six months ended June 30, 2008
Net earnings under Canadian GAAP	173	367
Differences in GAAP increasing (decreasing) reported earnings:
1. Business combinations	(34)	(34)
2. Employee benefits	5	10
3. Share-based compensation	3	--
4. Revenue	3	8
5. Derivative instruments and hedging activities	(2)	(4)
6. Impairments	(19)	(19)
7. Income taxes	21	15
8. Foreign currency translation adjustments	--	--
9. Non-controlling interest	4	6
Net earnings under IFRS	154	349

Reconciliation of Comprehensive Income
(in millions of U.S. dollars) For the periods ended	Three months ended June 30, 2008	Six months ended June 30, 2008
Comprehensive (loss) income under Canadian GAAP	110	388
Differences in GAAP increasing (decreasing) reported comprehensive income or (increasing) decreasing reported comprehensive loss:
Differences in net earnings, net of tax	(19)	(18)
Unrealized cash flow hedges	2	(4)
Foreign currency translation adjustments to equity	(100)	(99)
Foreign currency translation adjustments to earnings	--	--
Actuarial gains (losses) on pension plans, net of tax	(241)	(264)
Comprehensive (loss) income under IFRS	(248)	3

Changes in accounting policies
In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company.

1.	BUSINESS COMBINATIONS

As stated in the section entitled “IFRS Exemption Options,” the Company applied the exemption in IFRS 1 for business combinations. Consequently, business combinations concluded prior to January 1, 2008 have not been restated and the carrying amount of goodwill under IFRS as of January 1, 2008 is equal to the carrying amount under Canadian GAAP as of that date. The IFRS adjustments below relate to acquisitions occurring on or after January 1, 2008.

Measurement of Purchase Price

Canadian GAAP - Shares issued as consideration are measured at their market price a few days before and after the date the parties reached an agreement on the purchase price and the proposed transaction was announced.

IFRS - Shares issued as consideration are measured at their market value at the acquisition closing date. As a result, goodwill and equity were reduced relative to the re-measurement of the shares issued as consideration for the Reuters acquisition.

Acquisition-related costs

Canadian GAAP – If certain conditions are met, the costs of a plan (1) to exit an activity of an acquired company, (2) to involuntarily terminate employees of an acquired company, or (3) to relocate employees of an acquired company are liabilities assumed in the purchase and are included in the allocation of the acquisition cost.

IFRS - Restructuring provisions are only included as part of the acquired liabilities when the acquiree has recognized an existing liability for restructuring in accordance with applicable IFRS standards. As a result, restructuring provisions recorded as part of the purchase price allocation under Canadian GAAP are charged to earnings under IFRS.

Adjustment to Purchase Price Allocation

Canadian GAAP - Initial purchase price allocations are subsequently adjusted through goodwill prospectively as changes in estimates. Further, while Canadian GAAP does not impose a time limit for the completion of the allocation process, in practice the process is considered final by the end of the fiscal year in which the acquisition occurred.

IFRS - If the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation may be recognized if they occur within 12 months of the acquisition date. After 12 months, adjustments are recognized through income. The adjustments made as a result of finalizing the provisional accounting are retrospectively recognized from the acquisition date. As a result, adjustments to depreciation and amortization are retrospectively recorded to reflect the final purchase accounting.

See also the discussion below for differences in accounting for income taxes in business combinations affecting goodwill and intangible assets.

2.	EMPLOYEE FUTURE BENEFITS

As stated in the section entitled “IFRS Exemption Options,” the Company elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans.

Actuarial Gains and Losses

Canadian GAAP - Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average service life of active participants. Actuarial gains and losses below the 10% corridor are deferred.

IFRS - The Company elected to recognize all actuarial gains and losses immediately in a separate statement of comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses are not amortized to the income statement but rather are recorded directly to comprehensive income at the end of each period. As a result, the Company adjusted its pension expense to remove the amortization of actuarial gains and losses.

Measurement Date

Canadian GAAP - The measurement date of the defined benefit obligation and plan assets can be a date up to three months prior to the date of the financial statements, provided the entity adopted this practice consistently from year to year. The Company measured the defined benefit obligation and plan assets for certain plans as of September 30.

IFRS - An entity is required to determine the present value of the defined benefit obligation and the fair value of plan assets with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. As a result, on transition to IFRS, the Company re-measured its defined benefit obligations and plan assets as of the end date of each period, which impacted the calculation of pension expense.

Fair Value of and Expected Return on Plan Assets

Canadian GAAP – The expected return on plan assets is the product of the expected long-term rate of return on plan assets and a market-related fair value of plan assets. The market-related fair value recognized changes in the fair value of plan assets over a five year period.

IFRS - The expected return on plan assets is product of the expected long-term rate of return on plan assets and a fair value of plan assets on the balance sheet date. As a result, the Company adjusted its pension expense to reflect an expected return on plan assets using the fair value of its plan assets at the end of each period.

Accrued Benefit Asset

Canadian GAAP - When a defined benefit plan gives rise to an accrued benefit asset, a valuation allowance is recognized for any excess of the accrued benefit asset over the expected future benefit. The accrued benefit asset is presented in the statement of financial position net of the valuation allowance. A change in the valuation allowance is recognized in earnings for the period in which the change occurs.

IFRS - Similar to Canadian GAAP, IFRS limits the recognition of the net benefit asset under certain circumstances to the amount that is recoverable. Since the Company has elected to recognize all actuarial gains and loss in other comprehensive income, changes in valuation allowance are recognized in other comprehensive income in the period in which the changes occurred. As a result, the Company adjusted its pension expense to reflect this treatment.

3.	SHARE BASED COMPENSATION

IFRS 2 is effective for the Company as of January 1, 2008 and is applicable to stock options and grants that are unvested at that date. The transition rules in IFRS 1 and IFRS 2 as applied by the Company result in the following:

•	Stock options and share grants prior to November 7, 2002 are not taken into account for IFRS 2;

•	Stock options and share grants subsequent to November 7, 2002 are only taken into account if they have not vested as at January 1, 2008; and,

•	From January 1, 2008, all stock options, share grants and other share-based payments will be expensed in accordance with the policy stated in note 1.

Recognition of Expense

Canadian GAAP - For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS - Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, the Company adjusted its expense for share-based awards to reflect this difference in recognition.

Forfeitures

Canadian GAAP - Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. As a result, the Company adjusted its expense to reflect this difference.

Cash-Settled Share Based Payments

Canadian GAAP – A liability for stock appreciation rights is accrued based upon the intrinsic value of the award with changes recognized in the income statement each period.

IFRS - An entity must measure the liability incurred at fair value by applying an option pricing model. Until the liability is settled, the fair value of the liability is re-measured at each reporting date, with changes in fair value recognized as the awards vest. Changes in fair value of vested awards are recognized immediately in earnings. As a result, the Company adjusted expenses associated with stock appreciation rights to reflect the changes of the fair values of these awards.

Measurement of Deferred Tax Assets

Canadian GAAP - A deferred tax asset is recognized for share-based awards based upon the cumulative amount of compensation cost recognized for an award.

IFRS - The deferred tax asset for a deductible temporary difference is based on an estimate of the future tax deduction. For share-based payment awards, future tax deductions are generally measured by reference to the intrinsic value of the vested award at the balance sheet date. If the estimated future tax deduction exceeds the amount of the related cumulative compensation expense, the excess of the associated deferred tax is recognized directly in equity. If no or a reduced tax deduction is anticipated because the fair value of the shares has declined, the deferred tax asset is wholly or partly reversed to income or equity as appropriate depending on how the asset was originally recorded. As a result, the Company adjusted the deferred tax associated with share-based awards to reflect changes in the stock price.

4.	REVENUE

Multi-component Arrangements

Canadian GAAP - Vendor specific objective evidence (“VSOE”) for the undelivered element in a multi-component arrangement has to exist in order to recognize revenue for the delivered elements.

IFRS - Revenue is allocated and recognized for each element if fair value can be reliably measured, provided that stand alone value exists from a customer perspective. As a result, the Company recognized revenue earlier than under Canadian GAAP in certain instances.

Completed Contract Accounting

Canadian GAAP – In certain circumstances, revenue for various arrangements is recognized on a completed contract basis.

IFRS - The completed contract basis of accounting is not permitted. The percentage of completion basis is used unless one specific act is much more significant than any other, in which case the recognition of revenue is postponed until the significant act has been completed. As a result, for arrangements which did not have a significant act, the Company recognized revenue on a percentage of completion basis under IFRS.

5.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company has prospectively applied hedge accounting to those hedging relationships that satisfied the hedge accounting criteria of IAS 39 at its Transition Date in accordance with the transition requirement of IFRS.

Hedge Accounting

Canadian GAAP - If certain conditions are met, the “short cut method” and the “critical terms match” method can be used for the assessment and measurement of ineffectiveness and, for certain hedges, an assumption of no ineffectiveness can be made.

IFRS - IFRS does not permit the use of the short cut method nor the critical terms match method for the assessment and measurement of effectiveness in a hedging relationship. Ineffectiveness must be measured at each reporting period throughout the life of the hedging relationship. As a result, the Company measured ineffectiveness at each reporting period and recognized related amounts in earnings.

Credit Risk

Canadian GAAP - Prior to 2009, there was no explicit guidance related to incorporating credit risk into the fair values of derivatives. On January 20, 2009, the Emerging Issues Committee (“EIC”) issued Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. This Abstract is to be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending after January 20, 2009. The Company adopted this standard as of January 1, 2009.

IFRS - Non-performance risk is required to be considered when determining the fair value of a financial asset or liability, which would include an entity’s own credit risk for financial liabilities, including derivatives. Although the guidance in Canadian GAAP and IFRS are aligned as of January 1, 2009 with regard to the consideration of non-performance risk in computing the fair value of derivative instruments, the Company adjusted the value of certain instruments for reporting periods prior to January 1, 2009.

6.	IMPAIRMENTS

Assets Held for Sale

Canadian GAAP - Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. The carrying amount for determining impairment includes cumulative translation adjustments.

IFRS - Assets held for sale are also measured at the lower of their carrying amount or fair value less costs to sell, but the carrying value used in the calculation excludes cumulative translation adjustments. As a result of this change in measurement methodology, the Company recognized additional impairments under IFRS as the carrying amount of assets held for sale was in excess of their fair value less cost to sell.

Recoverable Amount

Canadian GAAP - A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. As a result of the change in measurement methodology, the Company recognized additional impairments under IFRS as the carrying amount of assets held for sale was in excess of their fair value less cost to sell or value-in-use.

Reversal of Impairment

Canadian GAAP - Reversal of impairment losses is not permitted.

IFRS - Reversal of impairment losses is required for assets other than goodwill if certain criteria are met. As a result, the Company reversed certain impairments recognized under IFRS.

7.	INCOME TAXES

Intercompany Transactions

Canadian GAAP - Recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions is prohibited. Such temporary differences may arise when the tax base of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further, cash tax paid or recovered as a result of a transfer of an asset is recorded as a deferred tax asset or liability in the financial statements and recognized through tax expense when the asset leaves the Company or is otherwise utilized.

IFRS - There are no such exceptions under IFRS. Therefore, deferred tax is recognized for temporary differences arising on intercompany transactions measured at the tax rate of the buyer, and cash tax paid or recovered on intercompany transactions is recognized in the period incurred. As a result, the Company reversed certain tax deferrals on intercompany transactions.

Deferred Tax Assets of an Acquired Company Not Previously Recognized

Canadian GAAP - Previously unrecognized deferred tax assets of an acquired company are recognized as part of the cost of the acquisition when such assets are more likely than not to be realized as a result of a business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, such benefit is also recognized through goodwill. The acquirer recognizes deferred tax assets that become realizable as a result of the acquisition as part of the cost of the acquisition.

IFRS - Previously unrecognized deferred tax assets of an acquired company are recognized as part of the cost of the acquisition if realization is more likely than not as a result of the business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, the tax benefit is recognized in the income statement and a corresponding amount of goodwill is recognized as an operating expense. The acquirer recognizes deferred tax assets that become realizable as a result of the acquisition through earnings. As a result, the Company recognized deferred tax assets that become realizable as a result of the acquisition in earnings.

Accounting for Uncertainty in Income Tax Positions

Canadian GAAP - Benefits for uncertain tax positions are determined by reference to a two step process. First, the Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination. Where the position meets that criterion of likelihood, the amount of benefit is measured as the largest amount of benefit that is greater than 50% likely of being realized. Where the criterion of likelihood is not met, no benefit is recognized for the uncertain tax position.

IFRS - The provision for uncertain tax positions is a best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. As a result, the Company recalculated its provision under IFRS.

Accounting for Uncertainty in Income Taxes in Business Combinations

Canadian GAAP - Changes to provisions for uncertain tax position relating to pre-acquisition periods are adjusted through the purchase price allocation, first reducing goodwill and intangible assets associated with the business combination and, only after exhausting those amounts, reducing income tax expense.

IFRS - Changes to pre-acquisition provisions for uncertain tax positions beyond 12 months of the acquisition date are recorded to the income statement. As a result, the Company adjusted its tax expense to reflect this difference.

Recognition of Deferred Tax Assets on Tax Deductible Goodwill in Business Combinations

Canadian GAAP – When the tax base of tax deductible goodwill exceeds its carrying value, no deferred tax asset is recognized in respect of that excess.

IFRS – Deferred tax assets are recognized in respect of all deductible temporary differences, subject to the usual assessment of recoverability.

Income Tax Effect of Other Reconciling Differences between Canadian GAAP and IFRS

Differences for income taxes include the effect of recording, where applicable, the deferred tax effect of other differences between Canadian GAAP and IFRS.

8.	FOREIGN CURRENCY TRANSLATION ADJUSTMENT

As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of January 1, 2008. The cumulative translation adjustment balance as of January 1, 2008 of $280 million was recognized as an adjustment to retained earnings. The application of the exemption had no impact on net equity. Additionally, deferred foreign currency gains and losses on loans repaid that are reclassified into earnings from CTA will differ under IFRS due to the IFRS 1 election to reset the CTA balance at the Transition Date

Presentation Reclassifications

1.	RECLASSIFICATION OF SOFTWARE AMORTIZATION AND DEPRECIATION

Canadian GAAP - Amortization of external use computer software is included in cost of sales and amortization of internal use software is included in depreciation.

IFRS - Amortization of all computer software is presented separately on the face of the income statement.

2.	DISCLOSURE OF EQUITY METHOD INVESTEES

Canadian GAAP - The share of profit or loss from equity method investees is presented as part of “Other income (expense)” in the income statement.

IFRS - A separate disclosure on the face of the income statement is required for the Company’s share of profit or loss from equity method investees.

3.	GAIN/LOSS ON SALE OF BUSINESS

Canadian GAAP – A gain or loss on disposal of a businesses or property is not a component of operating profit and is presented in other income and expense.

IFRS – A gain or loss from disposal of business or property is a component of the operating profit and is included in “Other operating gains and losses” in the income statement.

4.	TAX RECLASSIFICATION

Interest Expense and Uncertain Tax Positions

Canadian GAAP - Interest expense payable on tax audit settlements is presented as part of tax expense.

IFRS - Interest expense payable on tax audit settlements is presented as part of interest expense.

Deferred Tax

Canadian GAAP - Deferred taxes are split between current and non-current components on the basis of either (1) the underlying asset or liability or (2) the expected reversal of items not related to an asset or liability.

IFRS - All deferred tax assets and liabilities are classified as non-current.

5.	NON-CONTROLLING INTERESTS

Non-controlling Interest in Consolidated Subsidiary

Canadian GAAP - Non-controlling interests in the equity of a consolidated affiliate are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the income statement.

IFRS - Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings.

As part of the adoption of IFRS, the term “minority interest” has been replaced with “non-controlling interests” in accordance with IAS 1.

Sale of Non-controlling Interest in a Consolidated Subsidiary

Canadian GAAP – In January 2008, the Company sold a non-controlling interest in a consolidated subsidiary. The gain on this sale was deferred because the fair value of all related future performance obligations could not be reliably measured.

IFRS – Under IFRS, there is greater flexibility to determine fair value and allocate consideration to multiple components. As a result, the gain on sale of the non-controlling interest was able to be reliably measured. The Company elected to treat this transaction as though it were with an equity participant. Accordingly, this gain was recognized in equity.

6.	DISCONTINUED OPERATIONS

Canadian GAAP - To qualify as a discontinued operation an entity may not have any significant continuing involvement in the operations of the entity after the disposal transaction. Additionally, routine dispositions of entities are classified as discontinued operations, if certain criteria are met.

IFRS – Continuing involvement with a sold entity does not preclude presentation as a discontinued operation. Additionally, only disposals of significant operations, such as a segment, meet the IFRS requirements to present the results as discontinued operations. As a result, one entity that had been classified as a discontinued operation was reclassified to continuing operations under IFRS.

Restated Thomson Reuters financial statements
The following are reconciliations of the financial statements previously presented under Canadian GAAP to the amended financial statements prepared under IFRS.

Thomson Reuters Corporation
Reconciliation of Consolidated Income Statement for the Six Months ended June 30, 2008
(millions of U.S. dollars)

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
Revenues	4,962	6	5	4,973	Revenues
Cost of sales, selling, marketing general and administrative expenses	(3,863)	(19)	31	(3,851)	Operating expenses
Depreciation	(313)	(9)	155	(167)	Depreciation
	-	(14)	(190)	(204)	Amortization of computer software
Amortization	(203)	23	-	(180)	Amortization of other intangible assets
Impairment of assets held for sale	(72)	(17)	-	(89)	Impairment of assets held for sale
Operating profit	511	(30)	1	482	Operating profit
					Finance costs, net:
Net interest expense and other financing costs	(15)	-	3	(12)	Net interest expense
Net other expense	(64)	(4)	(4)	(72)	Other finance costs
	432	(34)	-	398	Income before tax and equity method investees
Tradeweb ownership interests, net of tax	(6)	(1)	8	1	Share of post tax earnings in equity method investees
Income taxes	(54)	11	(3)	(46)	Tax expense
Earnings from continuing operations	372	(24)	5	353	Earnings from continuing operations
Loss from discontinued operations, net of tax	(5)	-	1	(4)	Loss from discontinued operations, net of tax
Net earnings	367	(24)	6	349	Net earnings
Dividends declared on preference shares	(3)
Earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares	364
					Earnings attributable to:
				343	Common and ordinary shareholders
				6	Non-controlling interests

Earnings per share
Basic and diluted earnings per share:
From continuing operations	$0.52			$0.48
From discontinued operations	(0.01)			(0.01)
Basic and diluted earnings per share	$0.51			$0.47

Thomson Reuters Corporation
Reconciliation of Consolidated Statement of Comprehensive Income for the Six Months Ended June 30, 2008
(millions of U.S. dollars)

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
Net earnings	367	(24)	6	349	Net earnings
Other comprehensive income:					Other comprehensive loss:
Unrecognized net gain on cash flow hedges	1	(4)	-	(3)	Unrecognized net loss on cash flow hedges
Foreign currency translation adjustments	20	(99)	-	(79)	Foreign currency translation adjustments to equity
	-	(264)	-	(264)	Actuarial losses on defined benefit pension plans,net of tax of ($114)
	21	(367)	-	(346)	Other comprehensive loss
Comprehensive income	388	(391)	6	3	Total comprehensive income
					Comprehensive income for the period attributable to:
				(3)	Common and ordinary shareholders
				6	Non-controlling interests

Thomson Reuters Corporation
Reconciliation of Consolidated Statement of Financial Position as of June 30, 2008
(millions of U.S. dollars)

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Cash and cash equivalents	789	-	-	789	Cash and cash equivalents
Accounts receivable, net of allowances	1,811	4	13	1,828	Trade and other receivables
	-	-	158	158	Other financial assets
Prepaid expenses and other current assets	801	(40)	(168)	593	Prepaid expenses and other current assets
Deferred income taxes	197	-	(197)	-
Current assets	3,598	(36)	(194)	3,368	Current assets
Computer hardware and other property, net	1,723	(54)	-	1,669	Computer hardware and other property, net
Computer software, net	1,903	(583)	1	1,321	Computer software, net
Identifiable intangible assets, net	8,618	1,202	160	9,980	Other identifiable intangible assets, net
Goodwill	19,994	(582)	2	19,414	Goodwill
	-	25	474	499	Other financial assets
Other non-current assets	1,994	(610)	(726)	658	Other non-current assets
	-	-	159	159	Deferred tax
Total assets	37,830	(638)	(124)	37,068	Total assets
LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND EQUITY
Liabilities					Liabilities
Short-term indebtedness	4	(3)	668	669	Current indebtedness
Accounts payable and Accruals	2,560	122	(34)	2,648	Payables, accruals and provisions
Deferred revenue	1,235	(14)	-	1,221	Deferred revenue
	-	-	15	15	Other financial liabilities
Current portion of long-term debt and finance lease obligations	667	1	(668)	-
Current liabilities	4,466	106	(19)	4,553	Current liabilities
Long-term debt and finance lease obligations	7,733	(36)	(61)	7,636	Long-term indebtedness
Other non-current liabilities	1,270	568	(32)	1,806	Provisions and other non-current liabilities
	-	-	32	32	Other financial liabilities
Deferred income taxes	2,622	326	(44)	2,904	Deferred tax
				16,931	Total liabilities
Minority interest in equity of consolidated affiliate	73	-	(73)	-
Shareholders’ equity					Equity
Capital	11,020	(1,096)	-	9,924	Capital
Retained earnings	10,341	(120)	-	10,221	Retained earnings
Accumulated other comprehensive income	305	(386)	-	(81)	Accumulated other comprehensive loss
Total shareholders’ equity	21,666	(1,602)	-	20,064	Total shareholders’ equity
	-	-	73	73	Non-controlling interests
	21,666	(1,602)	73	20,137	Total equity
Total liabilities and shareholders’ equity	37,830	(638)	(124)	37,068	Total liabilities and equity

Thomson Reuters Corporation
Reconciliation of Consolidated Statement of Financial Position as of December 31, 2008
(millions of U.S. dollars)

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Cash and cash equivalents	841	-	-	841	Cash and cash equivalents
Accounts receivable, net of allowances	1,780	10	28	1,818	Trade and other receivables
	-	-	261	261	Other financial assets
Prepaid expenses and other current assets	952	20	(206)	766	Prepaid expenses and other current assets
Deferred income taxes	100	-	(100)	-
Current assets	3,673	30	(17)	3,686	Current assets
Computer hardware and other property, net	1,555	-	1	1,556	Computer hardware and other property, net
Computer software, net	1,298	1	-	1,299	Computer software, net
Identifiable intangible assets, net	8,596	(24)	130	8,702	Other identifiable intangible assets, net
Goodwill	19,348	(1,024)	-	18,324	Goodwill
	-	-	286	286	Other financial assets
Other non-current assets	1,550	(368)	(555)	627	Other non-current assets
	-	-	109	109	Deferred tax
Total assets	36,020	(1,385)	(46)	34,589	Total assets
LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND EQUITY
Liabilities					Liabilities
Short-term indebtedness	13	-	675	688	Current indebtedness
Accounts payable and accruals	2,710	(2)	(4)	2,704	Payables, accruals and provisions
Deferred revenue	1,196	(3)	-	1,193	Deferred revenue
	-	-	60	60	Other financial liabilities
Current portion of long-term debt and finance lease obligations	672	3	(675)	-
Current liabilities	4,591	(2)	56	4,645	Current liabilities
Long-term debt and finance lease obligations	6,834	(4)	(47)	6,783	Long-term indebtedness
Other non-current liabilities	1,723	297	(222)	1,798	Provisions and other non-current liabilities
	-	-	222	222	Other financial liabilities
Deferred income taxes	2,674	34	(55)	2,653	Deferred tax
				16,101	Total liabilities
Minority interest in equity of consolidated affiliate	72	-	(72)	-
Shareholders’ equity					Equity
Capital	11,135	(1,101)	-	10,034	Capital
Retained earnings	10,969	(319)	-	10,650	Retained earnings
Accumulated other comprehensive loss	(1,978)	(290)	-	(2,268)	Accumulated other comprehensive loss
Total shareholders’ equity	20,126	(1,710)	-	18,416	Total shareholders’ equity
	-	-	72	72	Non-controlling interests
	20,126	(1,710)	72	18,488	Total equity
Total liabilities and shareholders’ equity	36,020	(1,385)	(46)	34,589	Total liabilities and equity

Note 28: Responsibility statement

The directors of Thomson Reuters PLC confirm that to the best of their knowledge these financial statements of Thomson Reuters Corporation have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the IASB, and that these financial statements, taken together with the accompanying management’s discussion and analysis include a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R.

The directors of Thomson Reuters PLC are listed in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities, which report is available on Thomson Reuters website, www.thomsonreuters.com. A list of directors is also available for inspection at Thomson Reuters PLC’s registered office located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

On behalf of the Board of Thomson Reuters PLC,

/s/	David Thomson	/s/	Thomas H. Glocer

	Chairman		Chief Executive Officer

August 7, 2009